UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

DIRTT Environmental Solutions Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

25490H106
(CUSIP Number)

Shaun Noll
2494 Sand Hill Rd.,
Menlo Park, CA, 94025
(415) 284-7486)
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 30, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106	Page 2

1	NAMES OF REPORTING PERSONS
726 BF LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
9,615,120

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
9,615,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,615,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 97,382,390 shares of common stock, no par value per share (the “Common Shares”), outstanding following the Private Placement described in Item 4.

CUSIP No. 25490H106	Page 3

1	NAMES OF REPORTING PERSONS
Peter Briger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
9,615,120

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
9,615,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,615,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 97,382,390 shares of common stock, no par value per share (the “Common Shares”), outstanding following the Private Placement described in Item 4.

CUSIP No. 25490H106	Page 4

1	NAMES OF REPORTING PERSONS
726 BC LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
3,840,297

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
3,840,297

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,840,297

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 97,382,390 shares of common stock, no par value per share (the “Common Shares”), outstanding following the Private Placement described in Item 4.

CUSIP No. 25490H106	Page 5

1	NAMES OF REPORTING PERSONS
Matthew Briger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
3,840,297

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
3,840,297

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,840,297

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 97,382,390 shares of common stock, no par value per share (the “Common Shares”), outstanding following the Private Placement described in Item 4.

CUSIP No. 25490H106	Page 6

1	NAMES OF REPORTING PERSONS
Shaun Noll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,145,207

	8	SHARED VOTING POWER
13,455,417

	9	SOLE DISPOSITIVE POWER
1,145,207

	10	SHARED DISPOSITIVE POWER
13,455,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,600,624

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 97,382,390 shares of common stock, no par value per share (the “Common Shares”), outstanding following the Private Placement described in Item 4.

This Amendment No. 3 (this “Amendment No. 3”) to the Statement on Schedule 13D in respect of the Common Shares of the Issuer (as hereby amended, the “Statement”) is being filed by the Reporting Persons with the SEC to report the events described herein. This Amendment amends and supplements the Statement as originally filed with the SEC on November 17, 2021 and previously amended on January 14, 2022 and June 24, 2022. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement prior to amendment by this Amendment No. 3.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by incorporating by reference the description of the Reporting Persons’ acquisitions of Common Shares set forth in Item 4 of this Amendment No. 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following:

On November 30, 2022, 726 BF LLC purchased 1,562,499 Common Shares, 726 BC LLC purchased 781,249 Common Shares, and Shaun Noll purchased 781,250 Common Shares, each at a price of $0.32 per Common Share, using working capital in the first two cases and personal funds in the last case. The Reporting Persons were participants in a private placement (the “Private Placement”) pursuant to a subscription agreement (the “Subscription Agreement”), all described more fully by the Issuer in a Current Report on Form 8-K (the “Private Placement Announcement”) filed with the SEC on November 18, 2022. The disclosure herein is qualified by reference to the Private Placement Announcement and the Subscription Agreement attached thereto as Exhibit 10.1.

As previously disclosed by the Issuer, the Reporting Persons have committed to purchase Common Shares having an aggregate subscription price of not less than $1.0 million in any rights offering conducted by the Issuer within one year of the closing of the Private Placement, or a greater amount if permitted by applicable requirements on the Toronto Stock Exchange. The subscription price for such Common Shares will be the same as the subscription price under the basic subscription privilege to all other shareholders under any such future rights offering.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a)-(b) of the Statement on Schedule 13D is hereby amended and restated in its entirety as follows:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.”

Item 5(c) of the Statement on Schedule 13D is hereby amended by the addition of the following:

“Except for the transactions described in Item 4 of this Amendment, the Reporting Persons have not engaged in any transaction in Common Shares during the past 60 days.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by incorporating the disclosure made in Item 4 regarding the Subscription Agreement.

In connection with his service as a director of the Issuer, Mr. Noll has been granted 62,748 deferred share units pursuant to the Issuer’s Deferred Share Unit Plan for Non-Employee Directors. Each deferred share unit is the economic equivalent of one Common Share. Generally, thirty days following the date that Mr. Noll ceases to serve on the board of directors of the Issuer, the deferred share units will be settled in cash based on the volume weighted average price of the Common Shares for the five immediately preceding days on which the Common Shares were trading on the Toronto Stock Exchange; provided, however that if the Issuer's Common Shares are trading on more than one exchange at such time, such calculation shall be based on the trading price over such five day period on the stock exchange with the higher average trading volume over the twenty trading days immediately prior to such date.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by the addition of the following:

Exhibit 99.2
Subscription Agreement, dated November 14, 2022, by and between DIRTT Environmental Solutions Ltd. and 22NW Fund, LP, together with a schedule identifying substantially identical agreements between DIRTT Environmental Solutions Ltd. and each shareholder and U.S. director and executive officer listed on the schedule and identifying the material differences between each of those agreements and the filed Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by DIRTT Environmental Solutions Ltd. On November 18, 2022 (file number 001-39061)).

Exhibit 99.3
Deferred Share Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form 10 filed by the Issuer on September 20, 2019 (file number 001-39061)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 2, 2022

726 BF LLC

By:	/s/ Shaun Noll
Name: Shaun Noll
Title: Chief Investment Officer and President

PETER BRIGER

By:	/s/ Shaun Noll
Name: Shaun Noll attorney-in-fact for Peter Briger

726 BC LLC

By:	/s/ Shaun Noll
Name: Shaun Noll
Title: Chief Investment Officer and President

MATTHEW BRIGER

By:	/s/ Shaun Noll
Name: Shaun Noll attorney-in-fact for Matthew Briger

SHAUN NOLL

By:	/s/ Shaun Noll
Name: Shaun Noll